Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-276975

AMERICAN EXPRESS COMPANY

€1,000,000,000 3.433% Fixed-to-Floating Rate Notes due May 20, 2032

Issuer:	American Express Company

Expected Ratings(1):	A2 (Stable) / A- (Stable) / A (Stable) (Moody’s / S&P / Fitch)

Ranking:	Senior Unsecured

Trade Date:	May 13, 2025

Settlement Date:	May 20, 2025 (T+5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes are initially expected to settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	May 20, 2032

Par Amount:	€1,000,000,000

Benchmark Security:	DBR 0.000% due February 15, 2031

Benchmark Security Price and Yield:	87.773; 2.292%

Spread to Benchmark Security:	+114.1 bps

Yield to Maturity:	3.433%

Mid-Swap Yield:	2.383%

Spread to Mid-Swap Yield:	+105 bps

Public Offering Price:	100.000%

Underwriters’ Discount:	0.350%

Net Proceeds to the Issuer:	€996,500,000 (before expenses)

Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes.

Fixed Rate Period:	From, and including, May 20, 2025, to, but excluding, May 20, 2031

Floating Rate Period:	From, and including, May 20, 2031 to, but excluding, the Maturity Date

Interest Rates and Payment Dates:

The notes will bear interest

(i) during the Fixed Rate Period, at a rate per annum equal to 3.433%, payable on May 20 of each year, beginning May 20, 2026 and ending on May 20, 2031, and

(ii)  during the Floating Rate Period, at a rate per annum equal to three-month EURIBOR plus 1.102%, payable on February 20, May 20, August 20 and November 20, beginning August 20, 2031 and ending on the Maturity Date.

Interest Periods:	Annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period.

Floating Rate Interest Determination Date:	The second TARGET Business Day prior to the first day of each applicable Floating Rate Interest Period.

Business Day Convention:	Fixed Rate Period: Following Unadjusted Business Day Convention Floating Rate Period: Modified Following Business Day Convention

Day Count:	Fixed Rate Period: ACTUAL/ACTUAL (ICMA) Floating Rate Period: Actual/360

Optional Par Call Redemption:	(i) In whole but not in part on May 20, 2031 or (ii) in whole or in part during the three-month period prior to the Maturity Date, in each case at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Optional Make-Whole Redemption:

In whole or in part on or after November 20, 2025 (or if additional notes are issued after May 20, 2025, on or after the date that is six months after the issue date of such additional notes) and prior to May 20, 2031, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes to be redeemed; and

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) if such notes matured on the earliest Par Call Date, discounted to the redemption date on an annual basis (based on the ACTUAL/ACTUAL (ICMA) payment convention, as defined in the rulebook of the International Capital Markets Association), at the applicable Comparable Government Bond Rate plus 20 basis points, plus, in each case, any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Redemption Upon a Tax Event:	In whole but not in part, upon the occurrence of a Tax Event, at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Listing:	The issuer intends to apply to list the notes on the NYSE.

Settlement:	Euroclear/Clearstream

Minimum Denominations/Multiples:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Calculation Agent:	The Bank of New York Mellon, London Branch

Common Code:	301576145

CUSIP:	025816 EC9

ISIN:	XS3015761458

MiFID II Target Market and PRIIPs Regulation:	MiFID II professionals / ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

UK MiFIR and UK PRIIPs Regulation:	UK MiFIR professionals / ECPs-only / No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the UK.

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Merrill Lynch International Morgan Stanley & Co. International plc

Co-Managers:	BNP PARIBAS Lloyds Securities Inc. NatWest Markets Plc Standard Chartered Bank

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Relevant stabilization regulations including FCA/ICMA apply.

The issuer has filed a registration statement (including a base prospectus, dated February 9, 2024 (the “base prospectus”)) and a preliminary prospectus supplement, dated May 13, 2025 (the “preliminary prospectus supplement”), with the SEC for the offering to which this communication relates. Capitalized terms used but not defined herein have the meanings ascribed to them in the base prospectus or the preliminary prospectus supplement. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the preliminary prospectus supplement if you request them by calling Barclays Bank PLC at 1-888-603-5847, Deutsche Bank AG, London Branch at +44-20-541-9938, Merrill Lynch International at 1-800-294-1322 or Morgan Stanley & Co. International plc at +44-20-7677-0582.

Selling Restrictions

In addition to the selling restrictions referenced on page S-30 in the preliminary prospectus supplement, the following selling restriction also applies to the notes:

Italy

The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the base prospectus, the preliminary prospectus supplement or of any other document relating to the notes be distributed in Italy, except:

(i)

to qualified investors (investitori qualificati), as defined pursuant to Article 2, letter e) of Regulation (EU) 2017/1129 and any applicable provision of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”); or

(ii)	in other circumstances which are exempted from the rules on public offerings pursuant to Article 1 of Regulation (EU) 2017/1129, and Article 34-ter of the Issuers’ Regulation.

Moreover, and subject to the foregoing, any offer, sale or delivery of the notes or distribution of copies of the base prospectus, the preliminary prospectus supplement or any other document relating to the offering of the notes in Italy under (i) or (ii) above must:

(a)

be made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Act”); and

(b)

comply with any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy (including, where applicable, the reporting requirements pursuant to Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time) and/or any other Italian authority.